Amended and Restated Committed Facility Agreement

BNP PARIBAS PRIME BROKERAGE INTERNATIONAL, LTD. ("BNPP PB") and GUGGENHEIM CREDIT ALLOCATION FUND ("Customer"), hereby enter into this Committed Facility Agreement (this "Agreement"), dated as of the date specified on the signature page.
Whereas BNPP PB (as successor in interest to BNP Paribas Prime Brokerage, Inc. ("BNPP PB, Inc.")) and Customer have entered into the U.S. PB Agreement, dated as of March 3, 2014 (the "U.S. PB Agreement");
Whereas BNPP PB (as successor in interest to BNPP PB, Inc.), Customer and The Bank of New York Mellon ("Custodian") have entered into the Special Custody and Pledge Agreement, dated as of March 3, 2014 (the "Special Custody Agreement" and together with this Agreement and the U.S. PB Agreement, the "40 Act Financing Agreements");
Whereas BNPP PB (as successor in interest to BNPP PB, Inc.) and Customer have previously entered into a Committed Facility Agreement dated as of March 3, 2014 (the "Original Agreement"),
Whereas BNPP PB and Customer hereby desire to amend and restate the Original Agreement as set forth herein.
Whereas this Agreement supplements and forms part of the other 40 Act Financing Agreements and sets out the terms of the commitment of BNPP PB to provide financing to Customer under the 40 Act Financing Agreements.
Now, therefore, in consideration of the foregoing promises and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:
1.	Definitions -
(a)
Capitalized terms not defined in this Agreement have the respective meanings assigned to them in the U.S. PB Agreement. The 40 Act Financing Agreements are included in the term "Contract," as defined in the U.S. PB Agreement.

(b)	"Account Agreement" means the Account Agreement attached as Exhibit A to the U.S. PB Agreement
(c)	"Borrowing" means a draw of cash financing by Customer from BNPP PB pursuant to Section 2 of this Agreement.
(d)	"Closing Date" means March 3, 2014.
(e)	"Collateral Requirements" means the margin requirements set forth in Appendix A attached hereto.
(f)
"Funding Event" means on any day (the "Date of Determination"), BNP Paribas' long-term credit rating has declined to a level three or more notches below its highest rating by any of Standard & Poor's Ratings Services, Moody's Investor Service, Inc. or Fitch Ratings, Ltd. during the period beginning on and including the date of this Agreement and ending on and including such Date of Determination.

(g)	"Initial NAV" means the Net Asset Value of Customer as of the Closing Date.

(h)
"Maximum Commitment Financing" means USD $0; provided, however, that Customer may reduce the Maximum Commitment Financing (i) no more than once during any calendar month by an amount no greater than 20% of the Financing Cap, upon one (1) Business Day's prior written notice to BNPP PB, and (ii) by any amount, upon thirty (30) calendar days prior written notice to BNPP PB. In addition, Customer may, subject to BNPP PB's approval, subsequently increase the Maximum Commitment Financing upon one (1) Business Day's prior written notice to BNPP PB, provided that the Maximum Commitment Financing shall not exceed USD $70,000,000 (the "Financing Cap").

(i)	"Net Asset Value" means, with respect to Customer, the aggregate net asset value of the common stock issued by Customer calculated in accordance with the 1940 Act.
(j)
"Net Asset Value Floor" means, with respect to Customer, an amount equal to 50% of the Initial NAV (such initial 50% amount, the "Initial NAV Floor"); provided, however, that following the date hereof, the Net Asset Value Floor shall equal the greater of (i) the Initial NAV Floor or (ii) 50% of the Net Asset Value of Customer, calculated based on the Customer's Net Asset Value as of its most recent fiscal year end subsequent to the date hereof.

(k)
"Outstanding Debit Financing" means the aggregate cash borrowings under the 40 Act Financing Agreements. For the purposes of calculating such aggregate cash borrowings, if Customer holds debit cash balances in non-USD currencies, BNPP PB will convert each of these balances into USD at prevailing market spot rates to determine Customer's aggregate cash borrowings.

(l)	"1940 Act" means the Investment Company Act of 1940, as amended.
2.	Borrowings -
Subject to the terms hereof, BNPP PB shall make available cash financing under the 40 Act Financing Agreements in an amount up to the Maximum Commitment Financing. Such cash financing shall be made available in immediately available funds. Customer may borrow under this Section 2, prepay pursuant to Section 4 and reborrow under this Section 2 without premium or penalty.
On the Closing Date and at any time thereafter until the termination of this Agreement (taking into account any prior Borrowings), subject to the terms hereof, BNPP PB shall make funds available to Customer in an amount up to the Maximum Commitment Financing. Each subsequent Borrowing (not to exceed, in the aggregate with each other outstanding Borrowing, the Maximum Commitment Financing) shall be made on written notice (the "Borrow Request"), given by Customer to BNPP PB not later than 11:00 A.M. (New York City time) on the Business Day immediately preceding the date of the proposed Borrowing (which must be a Business Day) by Customer. Subject to Section 7, BNPP PB shall, before 11:00 A.M. (New York City time) on the requested date of such Borrowing, make available to Customer the amount of such Borrowing (provided that the Outstanding Debit Financing, taking into account the amount specified in the Borrow Request, does not exceed the Maximum Commitment Financing) payable to the account designated by Customer in such Borrow Request.
3.	Repayment -
(a)
Upon the occurrence of a Facility Termination Event, an event described in Section 15(a) hereof, or the date specified in the Facility Modification Notice as described in Section 6, all outstanding Borrowings (including all accrued and unpaid interest thereon and all other amounts owing or payable hereunder) shall be due in accordance with Section 1 of the U.S. PB Agreement

(b)	Upon the occurrence of a Default, the BNPP Entities shall have the right to take any action described in Section 13(b) hereof.
4.	Prepayments -
Customer may, upon at least one Business Day's notice to BNPP PB stating the proposed date and aggregate principal amount of the prepayment, prepay all or any portion of the outstanding principal amount of the Outstanding Debit Financing, together with accrued interest to the date of such prepayment on the principal amount prepaid, without premium or penalty; provided that Customer shall continue to be obligated to pay the Commitment Fee as set forth in Appendix B attached hereto.
5.	Interest -
Customer shall pay interest on the outstanding principal amount of each Borrowing from the date of such Borrowing until such principal amount has been paid in full, at the rates specified in Appendix B attached hereto. Such interest shall be payable monthly, and if not paid when due, any unpaid interest shall be capitalized on the principal balance as additional cash borrowing by Customer; provided that, notwithstanding such capitalization, the failure by Customer to pay such interest when due, shall be a failure of Customer to comply with an obligation under this Agreement.
6.	Scope of Committed Facility -
Subject to Section 7, BNPP PB may not take any of the following actions except upon at least 179 calendar days' prior written notice (the "Facility Modification Notice"):
(a)	modify the method for calculating the Collateral Requirements;
(b)	recall or cause repayment of any cash borrowings under this Agreement;
(c)	modify the interest rate spread on cash borrowings under this Agreement, as set forth in Appendix B attached hereto;
(d)	modify any other fees specified in Appendix B attached hereto (the "Fees"); or
(e)	terminate this Agreement.
Notwithstanding the foregoing or anything to the contrary herein, upon the occurrence of a Funding Event, this Agreement shall terminate and all outstanding cash financing shall be governed in accordance with the terms of the U.S. PB Agreement
7.	Conditions for Committed Facility -
The commitment as set forth in Sections 2 and 6 only applies so long as —
(a)	Customer satisfies the Collateral Requirements; and
(b)	no Default or Facility Termination Event has occurred.
8.	Commitment Fee -
Customer shall pay when due a Commitment Fee as set forth in Appendix B attached hereto.

9.	Substitution -
(a)
After BNPP PB sends a Facility Modification Notice, Customer may not substitute any collateral, provided that Customer may, subject to the Special Custody Agreement, purchase and sell portfolio securities in the ordinary course of business consistent with its investment restrictions; provided further that BNPP PB may permit substitutions upon request, which permission shall not be unreasonably withheld; provided further that for substitutions of rehypothecated collateral, such collateral shall be returned for substitution within a commercially reasonable period (in any event no sooner than the standard settlement period applicable to such collateral).

(b)
Prior to BNPP PB sending a Facility Modification Notice, Customer may, subject to the Special Custody Agreement, substitute collateral, provided that for substitutions of rehypothecated collateral, such collateral shall be returned for substitution within a reasonable period (in any event no sooner than the standard settlement period applicable to such collateral).

10.	Collateral Delivery -
If notice of a Collateral Requirement is sent to Customer orally or via facsimile or electronic mail or such delivery method as the parties otherwise agree (in each case, with delivery deemed when sent): (i) on or before 10:00 a.m. (New York time) on any Business Day, then Customer shall deliver all required Collateral no later than the close of business on such Business Day, and (ii) after 10:00 a.m. (New York time) on any Business Day, then Customer shall deliver all required Collateral no later than the close of business on the immediately succeeding Business Day.
11.	Representations and Warranties -
Customer hereby makes all the representations and warranties set forth in Section 5 of the Account Agreement, which are deemed to refer to this Agreement, and such representations and warranties shall survive each transaction and the termination of the 40 Act Financing Agreements until such time as no assets remain in the Account.
12.	Financial Information -
Customer shall provide BNPP PB with copies of —
(a)
the most recent annual report of Customer containing financial statements audited by independent certified public accountants and prepared in accordance with generally accepted accounting principles in the United States, as soon as available and in any event within 120 calendar days after the end of each fiscal year of Customer;

(b)
the most recent monthly financial statement of Customer, including performance returns and Net Asset Value of Customer, as soon as available and in any event within 30 calendar days after the end of each month;

(c)
a monthly statement of the leverage and asset coverage ratios of Customer as of the last day of each calendar month as soon as available and in any event within 15 calendar days after the end of each calendar month; and

(d)	the estimated Net Asset Value statement of Customer as of any Business Day within 1 Business Day of request therefor by BNPP PB.
For the purposes of complying with subsections (a) through (d) of this Section, Customer shall be deemed to have provided the items requested in subsections (a) through (d) if such information is available on the Customer's website www.ouaaenheiminvestrnentscom/qgm or any other publicly-available website.
13.	Termination -
(a)
Upon the occurrence of a Facility Termination Event, BNPP PB shall have the right to terminate this Agreement, accelerate the maturity of any and all Borrowings to be immediately due and payable, modify the method for calculating the Collateral Requirements, and modify any interest rate spread, fees, charges, or expenses, in each case, in accordance with the timeframes specified in the U.S. PB Agreement.

(b)
Upon the occurrence of a Default, the BNPP Entities may terminate any of the 40 Act Financing Agreements and/or take Default Action or any other action provided for under the 40 Act Financing Agreements.

(c)	Each of the following events constitutes a "Default" and shall be an "Event of Default" for purposes of the Account Agreement:
i.	Customer fails to meet the Collateral Requirements within the time periods set forth in Section 10;
ii.
Customer fails to deliver its financial information within the time periods set forth in Section 12 and such failure is not remedied within (A) five (5) days for a failure under Sections 12(a), 12(b), and 12(c), and (B) one (1) Business Day for a failure under Section 12(d);

iii.	any representation or warranty made or deemed made by Customer to BNPP PB under any 40 Act Financing Agreement (including under Section 11 herein) proves false or misleading when made or deemed made;
iv.
Customer fails to comply with or perform any other agreement or obligation under this Agreement or the other 40 Act Financing Agreements (other than those otherwise covered by Section 13), provided, however, that other than a failure by Customer to make a payment due to a BNPP Entity or a Default as otherwise set forth in Section 13, such event or occurrence shall not be deemed a Default and Default Action may not be taken unless Customer has failed to remedy such event or occurrence within five Business Days of its receipt or deemed receipt, pursuant to Section 12(a) of Exhibit A of the U.S. PB Agreement, of notice of such event or occurrence;

v.
Customer becomes bankrupt, insolvent, or subject to any bankruptcy, reorganization, insolvency or similar proceeding or all or substantially all its assets become subject to a suit, levy, enforcement, or other legal process where a secured party maintains possession of such assets, has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger), seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets, has a secured party take possession of all or substantially all its assets, or takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts, provided that, in the case of a proceeding instituted against Customer, the existence of such proceeding shall not constitute a Default unless such proceeding is not dismissed, discharged, stayed or restrained, in each case, within one Business Day of the institution thereof, or if, within such one Business Day period, Customer provides information to the BNPP Entities which shows (in the sole discretion of the BNPP Entities) that such proceeding is likely to be dismissed, discharged, stayed or restrained within 5 Business Days of the institution thereof, in which case such proceeding shall not constitute a Default unless such proceeding is not dismissed, discharged, stayed or restrained, in each case, within 5 Business Days of the institution thereof; or

vi.
the occurrence of a repudiation, material misrepresentation, material breach or the occurrence of a default, termination event or similar condition (howsoever characterized, which, for the avoidance of doubt, includes the occurrence of an Additional Termination Event under an ISDA Master Agreement) by, or with respect to, Customer under any contract or agreement with a BNPP Entity or affiliate of a BNPP Entity, provided that, with respect to defaults not resulting from payment, posting or margin delivery failures, such event has resulted in the acceleration, termination or close-out of all transactions under such contract (howsoever characterized), provided further, however, that this event shall not constitute a Default to the extent that BNPP PB does not exercise its rights hereunder within 180 calendar days following written notice by Customer to BNPP PB.

(d)	Each of the following events constitutes a "Facility Termination Event".
i.
there occurs any change in BNPP PB's interpretation of any Applicable Law or the adoption of or any change in the same (including, for the avoidance of doubt, any new or amended rules, requests, guidelines and directives promulgated in connection with current Applicable Law, including the Dodd-Frank Wall Street Reform and Consumer Protection Act) that, in the reasonable opinion of counsel to BNPP PB, has the effect with regard to BNPP PB of materially impeding or prohibiting the arrangements under the 40 Act Financing Agreements (including, but not limited to, imposing or adversely modifying or affecting the amount of regulatory capital to be maintained by BNPP PB); provided, however, BNPP applies the same interpretation, adoption or change to all similarly situated PB customers, as determined in BNPP PB's sole discretion; provided, further, that it shall not be a Facility Termination Event if there occurs a change in, or change in BNPP PB's interpretation of, any Applicable Law that results in a cost increase to BNPP PB (as determined in its sole discretion), rather than a prohibition (as determined in BNPP PB's sole discretion), and such cost increase is accepted by Customer (for the avoidance of doubt, such cost increase may be implemented by adjusting the fees and rates in Appendix B or in any other manner, as determined by BNPP PB in its sole discretion);

ii.
the occurrence of a repudiation, material misrepresentation, material breach or the occurrence of a default, termination event or similar condition (howsoever characterized, which, for the avoidance of doubt, includes the occurrence of an Additional Termination Event under an ISDA Master Agreement) by Customer under any contract or agreement with a third party, where the aggregate principal amount of any such contract or agreement (which, for the avoidance of doubt, includes any obligations with respect to borrowed money or other assets in connection with such contract or agreement) is not less than USD $10,000,000 and which permits such third party to declare the obligations of Customer thereunder to become immediately due and payable, provided, however, that this event shall not constitute a Facility Termination Event to the extent that BNPP PB does not exercise its rights hereunder within 180 calendar days following written notice by Customer to BNPP PB;

iii.
(A) as of the close of business on the last Business Day of any calendar month, the Net Asset Value of Customer has declined by thirty percent (30%) or more from the Net Asset Value as of the last Business Day of the immediately preceding calendar month; or (B) as of the close of business on the last Business Day of any calendar month, the Net Asset Value of Customer has declined by forty percent (40%) or more from the Net Asset Value as of the last Business Day of the calendar month three months prior; or (C) as of the close of business on the last Business Day of any calendar month, the Net Asset Value of Customer, has declined by fifty percent (50%) or more from the Net Asset Value as of the last Business Day of the calendar month 12-months prior, provided that, for purposes of (A), (B) and (C), the calculations under this paragraph shall be adjusted to exclude any decline in the Net Asset Value attributable to the payment of distributions, the repayment or redemption of any senior securities representing preferred stock or indebtedness or other corporate actions or any positive change caused by subscriptions, contributions or investments;

iv.
(A) the investment management agreement between Customer and its investment advisor ("Advisor") is terminated or (B) the Advisor otherwise ceases to act as investment advisor of Customer and a replacement investment advisor approved by BNPP PB in its sole discretion has not been appointed immediately; provided, however, that it shall not be a Facility Termination Event under sub-clause (A) if such investment management agreement has automatically terminated in connection with a change of control relating to the Advisor and a new investment management agreement with the Advisor is approved in accordance with applicable law and effective as of such termination date;

v.
the asset coverage for all borrowing constituting "senior securities" (as defined for purposes of Section 18 of the 1940 Act) of Customer fails to comply with the minimum required by Section 18 of the 1940 Act or such other minimum percentage as may be approved by U.S. governmental authorities from time to time under applicable U.S. securities law, including any exemptive relief granted to Customer by the Securities and Exchange Commission (the "SEC") or any regulatory or interpretative guidance by SEC staff (whether generally or specifically to Customer, provided that for purposes of this provision, such minimum percentage cannot be lower than 200%;

vi.
Customer fails to make any filing necessary to comply with the rules of any exchange in which its shares are listed where such failure (A) has a material, adverse effect on Customer's business, or (B) continues for five (5) Business Days after notice to Customer by BNPP PB;

vii.	Customer is not classified as a "closed-end company" as defined in Section 5 of the 1940 Act;
viii.
Customer enters into any additional indebtedness with a party other than a BNPP Entity or its affiliates beyond the financing provided hereunder through the 40 Act Financing Agreements, including without limitation any further borrowings constituting 'senior securities' (as defined for purposes of Section 18 of the 1940 Act) or any promissory note or other evidence of indebtedness, whether with a bank or any other person; provided, however, that indebtedness of Customer pursuant to an industry-standard enforceable master netting agreement (such as, without limitation, an ISDA (including a Schedule and/or CSA thereto), MSFTA, Futures and Options on Futures Agreement or Cleared Swaps Agreement) and, for the avoidance of doubt, repurchase or reverse repurchase transactions pursuant to Customer's investment portfolio activities shall be permissible additional indebtedness ("Permissible indebtedness");

ix.	Customer changes its fundamental investment policies;
x.	Customer pledges to any other party, other than a counterparty to an agreement constituting Permissible Indebtedness, any securities owned or held by Customer; or
xi.	the Net Asset Value of Customer declines below the Net Asset Value Floor.
(e)	Upon 179 calendar days' prior written notice, Customer may terminate this Agreement
14.	Notices -
Notices under this Agreement shall be provided pursuant to Section 12(a) of the Account Agreement.
15.	Compliance with Applicable Law -
(a)
Notwithstanding any of the foregoing, to the extent required by Applicable Law (including, for the avoidance of doubt, any new or amended rules, requests, guidelines and directives promulgated in connection with current Applicable Law, including the Dodd-Frank Wall Street Reform and Consumer Protection Act) —

i.	the BNPP Entities may terminate any 40 Act Financing Agreement and any Contract;
ii.	BNPP PB may recall any outstanding cash borrowing under the 40 Act Financing Agreements;
iii.	BNPP PB may modify the Collateral Requirements (as and to the extent required by Applicable Law); and
iv.	the BNPP Entities may take Default Action,
(b)
This Agreement will not limit the ability of BNPP PB to change the product provided under this Agreement and the other 40 Act Financing Agreements as and to the extent necessary to comply with Applicable Law (including, for the avoidance of doubt, any new or amended rules, requests, guidelines and directives promulgated in connection with current Applicable Law, including the Dodd-Frank Wall Street Reform and Consumer Protection Act).

(c)
The BNPP Entities may exercise any remedies permitted under the Contracts if Customer fails to comply with Applicable Law that relates to (i) felonies, (ii) fraud, (iii) activities related to the conduct of Customer's business or (iv) activities related to the securities industry (except in the case of (iii) or (iv), where the failure to do so would not have a material adverse effect on Customer or its ability to perform under the Contracts, as determined by the BNPP Entities).

16.	Miscellaneous -
(a)	In the event of a conflict between any provision of this Agreement and the other 40 Act Financing Agreements, this Agreement prevails.
(b)	This Agreement is governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of laws doctrine.

(c)
Section 16(c) of the Account Agreement is hereby incorporated by reference in its entirety and shall be deemed to be a part of this Agreement to the same extent as if such provision had been set forth in full herein.

(d)	This Agreement may be executed in counterparts, each of which will be deemed an original instrument and all of which together will constitute one and the same agreement.
(e)
This Agreement and the other 40 Act Financing Agreements shall not be publicly distributed via syndication (for the avoidance of doubt, nothing in this subsection shall affect the rehypothecation rights in the 40 Act Financing Agreements).

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of March 6, 2019.
GUGGENHEIM CREDIT ALLOCATION
 FUND
By:    /s/ John L. Sullivan
 Name:  John L. Sullivan
 Title:   Chief Financial Officer, Treasurer and
          Chief Accounting Officer
BNP PARIBAS PRIME BROKERAGE
 INTERNATIONAL, LTD.
By:    /s/ Jeffrey Lowe
 Name:  Jeffrey Lowe
 Title:    Managing Director
           Chief Accounting Officer
By:    /s/ Robert Luzzo
 Name:  Robert Luzzo
 Title:   Managing Director